SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Circular dated April 13, 2004 in respect of the general mandates to issue and repurchase shares, termination of existing share option scheme and adoption of new share option scheme and amendments to the articles of association

2.	Announcement dated April 13, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 27, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

(Incorporated in Hong Kong with limited liability)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
TERMINATION OF EXISTING SHARE OPTION SCHEME AND
ADOPTION OF NEW SHARE OPTION SCHEME
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Notice convening the Annual General Meeting of PCCW Limited to be held on Wednesday, May 19, 2004 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong is set out on pages 29 to 37 of this circular. Whether or not Shareholders are able to attend the Annual General Meeting, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting (or any adjournment thereof) should they so desire.

April 13, 2004

— i —

DEFINITIONS

      In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

“Adoption Date”	the date on which the Share Option Scheme is adopted, which it is expected will be the date of the AGM, at which a resolution to approve the Share Option Scheme will be proposed;

“AGM”	the annual general meeting of the Company to be held on Wednesday, May 19, 2004 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong;

“Articles”	the Articles of Association of the Company;

“associate”	at any time, has the meaning ascribed to it in Rule 1.01 of the Listing Rules;

“Auditors”	the auditors, from time to time, of the Company;

“Board”	the board of directors (as constituted from time to time) of the Company or a committee thereof (as constituted from time to time) appointed for the purpose of administering the Share Option Scheme;

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;

“connected person”	at any time, has the meaning ascribed to it in Rule 1.01 of the Listing Rules;

“Date of Grant”	in respect of an Option and an Eligible Person means the date on which that Option is granted to that Eligible Person, which date shall conclusively be determined as the date of the letter of offer in respect thereof referred to in sub-paragraph 2(B) of Appendix 2 of this circular;

“Directors”	directors of the Company;

“Eligible Person”	any director, executive director, non-executive director, independent non-executive director, officer and/or employee of the Group or any member of it, whether in the full time or part time employment of the Group or any member of it, and any consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it, and any other person whomsoever is determined by the Board as having contributed

DEFINITIONS

to the development, growth or benefit of the Group or any member of it or as having spent any material time in or about the promotion of the Group or its business; and provided always, that an Eligible Person can be an individual or other person;

“Exercise Price”	in respect of an Option means the price per Share at which a Grantee may subscribe for Shares on the exercise of that Option, calculated in accordance with paragraph 3 of Appendix 2 of this circular;

“Existing Scheme”	the share option scheme adopted by the Company on September 20, 1994 as last amended and restated on May 23, 2002;

“Expiry Date”	in respect of an Option means the date of expiry of that Option as specified in the offer letter in respect thereof, which date shall not be later than the day last preceding the tenth anniversary of the Date of Grant in respect of such Option;

“Financial Year”	a year or other period for which the Company’s consolidated accounts are prepared;

“Grantee”	any Eligible Person who is granted (and does not reject) an Option in accordance with the terms of the Share Option Scheme or (where the context so permits) a person or persons who, in accordance with the applicable laws of succession is or are entitled to exercise the Option granted to such Grantee (to the extent not already exercised) in consequence of the death of such Grantee;

“Group”	the Company and its subsidiaries from time to time and any body corporate or other legal entity or person in which the Company and/or any of its subsidiaries has any interest from time to time, whether as holder of shares or of a partnership interest or otherwise howsoever;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	March 18, 2004, being the latest practicable date for ascertaining certain information for inclusion in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Notice”	notice of the AGM as set out on pages 29 to 37 of this circular;

DEFINITIONS

“Option”	an option to subscribe for Shares granted pursuant to the Share Option Scheme;

“Option Period”	in respect of an Option, means the period commencing on the Date of Grant and expiring on the Expiry Date;

“Shares”	shares of $0.25 each in the capital of the Company or,if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the ordinary share capital of the Company as a result from such sub-division, reduction, consolidation, reclassification or reconstruction;

“Share Option Scheme”	the new share option scheme proposed to be approved by the Shareholders at the AGM, a summary of the principal terms of which is set out in Appendix 2 of this circular;

“Shareholders”	holders of Shares, from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules;

“Takeovers Code”	the Code on Takeovers and Mergers; and

“$” and “cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

LETTER FROM THE BOARD OF DIRECTORS

PCCW Limited

(Incorporated in Hong Kong with limited liability)
Executive Directors:
Li Tzar Kai, Richard (Chairman)
So Chak Kwong, Jack (Deputy Chairman
    and Group Managing Director)
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Michael John Butcher
Chung Cho Yee, Mico
Lee Chi Hong, Robert	Registered Office: 39th Floor, PCCW Tower TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong

Non-Executive Directors: Sir David Ford, KBE, LVO The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors: Prof Chang Hsin-kang Dr Fung Kwok King, Victor Dr The Hon Li Kwok Po, David, GBS, JP Sir Roger Lobo, CBE, JP Aman Mehta

April 13, 2004

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
TERMINATION OF EXISTING SHARE OPTION SCHEME AND
ADOPTION OF NEW SHARE OPTION SCHEME
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

     At the AGM, the Notice of which is set out on pages 29 to 37 of this circular, ordinary resolutions will be proposed to grant the Directors the general mandates to issue and repurchase Shares and to approve the termination of the Existing Scheme and the adoption of the new Share Option Scheme and also a special resolution will be proposed to amend the Articles.

LETTER FROM THE BOARD OF DIRECTORS

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM relating to general mandates:

(i)	authorising the Directors to allot, issue and otherwise deal with additional Shares (and securities convertible into Shares) with an aggregate nominal amount not exceeding 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution;

(ii)	authorising the Directors to repurchase Shares with an aggregate nominal amount not exceeding 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution; and

(iii)	authorising the addition to the mandate to issue new Shares (referred to at (i) above) those Shares repurchased by the Company pursuant to the repurchase mandate (referred to at (ii) above).

     In accordance with the Listing Rules, and in particular the rules regulating repurchase of securities on the Stock Exchange, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its Shares. This explanatory statement is set out in Appendix 1 of this circular.

TERMINATION OF EXISTING SHARE OPTION SCHEME AND ADOPTION OF NEW SHARE
OPTION SCHEME

     The Existing Scheme, having originally been adopted in September 1994, is due to expire in September this year. Rather than convening an extraordinary general meeting at that time for the purpose of adopting a new scheme, an ordinary resolution will be proposed at the AGM to terminate the Existing Scheme, albeit slightly prematurely, and adopt the new Share Option Scheme.

     The purpose of the Share Option Scheme is to provide Eligible Persons with the opportunity to acquire proprietary interests in the Company and to encourage Eligible Persons to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

     The Share Option Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the Share Option Scheme provide that the Board may determine, at its sole discretion, such terms(s) on the grant of an Option. The basis for determination of the subscription price is also specified precisely in the rules of the Share Option Scheme. The Directors consider that the aforesaid criteria and rules will serve to preserve the value of the Company and encourage Eligible Persons to acquire proprietary interests in the Company.

LETTER FROM THE BOARD OF DIRECTORS

Grants of Options under the Share Option Scheme are conditional upon:

(1)	the Shareholders passing an ordinary resolution at the AGM to approve the adoption of the Share Option Scheme and the termination of the Existing Scheme; and

(2)	the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of Options.

     If condition (2) above is not satisfied within three months after the date of adoption of the Share Option Scheme, the Share Option Scheme shall forthwith determine and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Share Option Scheme and the Existing Scheme shall continue to operate in accordance with its terms. The Company currently has no share option schemes in force other than the Existing Scheme.

     Based on the 5,368,754,074 Shares in issue as at the Latest Practicable Date and assuming that there is no change in the issued share capital of the Company before the AGM, the maximum number of Shares that can be issued upon exercise of options that may be granted under the proposed Share Option Scheme, and any other scheme, is 536,875,407 Shares.

     As at the Latest Practicable Date, options in respect of 211,221,696 Shares remain outstanding as granted pursuant to the Existing Scheme. Further options may be granted pursuant to the Existing Scheme before it is terminated as the Directors, in their discretion, consider fit.

     The weighted average value per Option, using the trinomial option pricing model, is estimated at approximately HK$2.41. The weighted average assumptions used are as follows:

Risk-free interest rate:	1.99%
Expected life (in years):	10 years
Expected volatility:	0.37%
Expected dividend per Share:	nil

In addition, the valuation referred to above is based on the following further assumptions and factors:

Date of grant:	the Latest Practicable Date
Exercise period:	10 years
Vesting period:	3 years
Exercise price:	HK$5.34 (being the highest of (i) the closing price of a Share on the Latest Practicable Date; (ii) the average closing price of a Share over the 5 trading dates last preceding the Latest Practicable Date; and (iii) the nominal value of a Share)
Number of Options granted:	536,875,407

     The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s Options have

LETTER FROM THE BOARD OF DIRECTORS

characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the Options.

     Furthermore, as can be seen from the above, the valuation of an Option has been based on a set of circumstances that existed on the Latest Practicable Date. Since Options are not, in fact, capable of being granted until, among other things, the Share Option Scheme is approved, and given the variety of factors that are relevant to each individual grant (including vesting periods and lock-ups) the valuation figure referred to above cannot be relied upon as being an accurate measure of the fair value of all Options that may, in the future, be granted.

     An application has been made to the Stock Exchange for approval of the listing of and permission to deal in the Shares that may be issued pursuant to the exercise of Options that may be granted under the Share Option Scheme. An announcement will be published by the Company in compliance with the Listing Rules in respect of the outcome of the proposed resolution to approve the Share Option Scheme as soon as practicable after (which is expected to be the business day immediately following) the AGM.

AMENDMENTS TO THE ARTICLES

     A special resolution will be proposed at the AGM to amend the Articles in light of changes to the Listing Rules which become effective on March 31, 2004 and changes to the Companies Ordinance (introduced pursuant to the Companies (Amendment) Ordinance 2003).

     The changes to the Listing Rules prompt proposed amendments to the Articles:

(i)	to discount any vote cast by or on behalf of a Shareholder in contravention of the Listing Rules;

(ii)	to prohibit a Director from voting (or being counted in the quorum) on a resolution of the Board where he and/or any of his associates is/are materially interested in any contract, arrangement or proposal the subject of such resolution; and

(iii)	to define the period within which Shareholders can lodge a notice to propose a person for election as a director and for that person to give notice of his or her willingness to be so elected.

     In addition, recent changes to the Companies Ordinance have prompted a number of minor proposed changes. For example, a company may now remove a director by ordinary resolution (rather than a special resolution) and a change to conform the Articles is proposed. It should be noted, however, that any removal of a director would be without prejudice to any claim which the director may have for damages for breach of any service contract which he has with the Company.

      The proposed changes to the Articles are summarised in Appendix 3 of this circular.

LETTER FROM THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING

     As part of the ordinary business to be conducted at the AGM, it is proposed that six Directors will retire, and will seek re-election, at the AGM.

     Particulars on each of these Directors are set out in Appendix 4 of this circular.

     The Notice convening the AGM is set out on pages 29 to 37 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event so as to arrive not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

RECOMMENDATION

     The Directors consider that the renewal of the general mandates to issue and repurchase Shares, the termination of the Existing Scheme and the adoption of the Share Option Scheme and the amendments to the Articles are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed as special business at the AGM.

     A copy of the Share Option Scheme is available for inspection during normal business hours at the registered office of the Company from the date of this circular up to the date of the AGM (both days inclusive).

FURTHER INFORMATION

     Your attention is drawn to Appendix 1 of this circular which provides an explanatory statement concerning the proposed resolution to repurchase Shares, Appendix 2 which sets out the summary of the terms of the Share Option Scheme, Appendix 3 which sets out a summary of the proposed changes to the Articles and Appendix 4 which sets out particulars of each of the Directors seeking re-election at the AGM.

Yours faithfully For and on behalf of the Board Yuen Tin Fan, Francis Deputy Chairman

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1.	LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders’ approval

All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of Shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) Source of Funds

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company’s Memorandum and Articles of Association and the laws of Hong Kong.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 5,368,754,074 Shares.

Subject to the passing of Ordinary Resolution No. 5 set out in the Notice (the “Buy-back Mandate”), the Company would be allowed to repurchase a maximum of 536,875,407 Shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to May 19, 2004.

3.	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

4.    FUNDING OF REPURCHASE

     Repurchases pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buy-back Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.    SHARE PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest	Lowest
	HK$	HK$

April 2003	5.100	4.350
May 2003	5.500	4.875
June 2003	5.650	4.800
July 2003	4.925	4.150
August 2003	4.675	4.075
September 2003	5.400	4.450
October 2003	6.050	5.150
November 2003	5.750	4.800
December 2003	5.450	4.950
January 2004	6.500	5.000
February 2004	6.600	5.700
March 2004 (up to the Latest Practicable Date)	6.250	5.200

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

6.    DISCLOSURE OF INTERESTS

     The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

     When, as a result of Share repurchases by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

     As at the Latest Practicable Date, Pacific Century Regional Developments Limited (“PCRD”), Pacific Century Diversified Limited (“PCD”) and Pacific Century Group Holdings Limited (“PCG”) are deemed to be parties acting in concert under the Takeovers Code and they hold in aggregate a total of approximately 31.99 percent of the issued share capital of the Company. PCRD, PCD and PCG each holds approximately 28.44 percent, 3.17 percent and 0.38 percent respectively of the issued share capital of the Company. As the Buy-back Mandate allows the Company to repurchase a maximum of 536,875,407 Shares, in the event that the Directors should exercise in full the Buy-back Mandate, the aggregate shareholding of the concert parties in the Company would be increased to approximately 35.54 percent of the issued share capital of the Company. As a result, they would be required to make a mandatory offer under Rule 26 of the Takeovers Code pursuant to such increase. In the event that any exercise of the Buy-back Mandate would, to the best knowledge of the Directors, have such a consequence, the Directors would not exercise the Buy-back Mandate to such an extent.

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any Shares to the Company or its subsidiaries under the Buy-back Mandate in the event that the Buy-back Mandate is approved by Shareholders.

     No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Buy-back Mandate is approved by Shareholders.

7.    SHARE PURCHASES MADE BY THE COMPANY

     The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

1.    PURPOSE AND DURATION OF THE SHARE OPTION SCHEME

(A)	The purpose of the Share Option Scheme is to provide Eligible Persons with the opportunity to acquire proprietary interests in the Company and to encourage Eligible Persons to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

(B)	Subject to paragraph 11, the Share Option Scheme shall be valid and effective for the period of ten years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further Options shall be granted but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect. Options which are granted during the life of the Share Option Scheme shall continue to be exercisable in accordance with their terms of issue.

2.    OPTIONS

(A)	The Board shall, in accordance with the provisions of the Share Option Scheme, be entitled, at any time following the Adoption Date and before the tenth anniversary of the Adoption Date, to offer to grant an Option to any Eligible Person whom the Board may, in its absolute discretion, select and subject to such conditions as it may think fit. Notwithstanding the foregoing the total number of Shares issued and to be issued upon exercise of Options granted and to be granted to any single Eligible Person, whether or not already a Grantee, in any 12-month period shall be subject to a limit that it shall not exceed 1% of the Shares in issue at the relevant time (the “Individual Limit”). Any grant or further grant of Options to an Eligible Person (whether or not already a Grantee) which would result in the Shares issued and that may be issued upon exercise of all Options granted and to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any) to such Eligible Person (including those Shares issued or issuable in respect of exercised, cancelled and/or outstanding Options) in the 12-month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to the prior approval of Shareholders, on which approval the Eligible Person and his or her associates abstain from voting. The Company shall send to the Shareholders the notice of the relevant meeting, together with details of the identity of the Eligible Person and the number and terms of the Options granted and proposed to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any). The number and terms of Options proposed to be granted to such Eligible Person shall be fixed before Shareholders’ approval is sought.

(B)	If in accordance with sub-paragraph (A) the Board determines to grant an Option to an Eligible Person, the Board shall forward to such Eligible Person a letter of offer under common seal of the Company or the official seal of the Company or under the personal seal of a duly authorised attorney of the Company, in such form as the Board may from time to time determine stating, amongst other things:

(i) the Eligible Person’s name (and, as applicable, staff number);

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

	(ii)	the Date of Grant (being the date of the letter of offer);

	(iii)	the number of Shares in respect of which the Option is granted;

	(iv)	the Exercise Price and the manner of payment of the Exercise Price for the Shares on, and in consequence of, the exercise of the Option;

	(v)	the Expiry Date;

	(vi)	the method of exercise of the Option which shall, unless the Board otherwise determines, be as set out in paragraph 4;

	(vii)	any other terms and conditions relating to the Option (including, but not limited to, any minimum period(s) for which that Option must be held and any minimum performance target(s) that must be reached before the Option can be exercised in whole or in part and any terms as to early termination of an Option) which are not inconsistent with the Share Option Scheme.

(C)	An Option shall be deemed to have been granted and accepted by the Grantee and to have taken effect upon the Date of Grant unless the Grantee rejects the grant in writing within 14 days after the Date of Grant. Any Option so rejected shall be deemed null and void and never to have been granted.

(D)	The Options will not be listed or dealt in on the Stock Exchange.

(E)	An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favour of any third party over or in relation to any Option or attempt so to do (save that the Grantee may nominate a nominee in whose name the Shares issued pursuant to the Share Option Scheme may be registered), except with the prior written consent of the Board from time to time. Any breach of the foregoing shall entitle the Company to cancel any outstanding Options or part thereof granted to such Grantee (including, but not limited to, the Option in question).

(F)	Any Options granted but not exercised may be cancelled if the Grantee thereof so agrees and (if the Board so resolves) new Options may be granted to that Grantee provided that such new Options are granted within the limits prescribed by paragraph 6 and are otherwise granted in accordance with the terms of the Share Option Scheme.

(G)	Each grant of Options to any director, chief executive or substantial shareholder of the Company, or any of his or her associates shall be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director in the circumstances where he or she or any of his or her associates is the proposed Grantee). Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or to any of his or her respective

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

associates would result in the Shares issued and issuable upon exercise of all Options already granted and to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any) to such person (including Options exercised, cancelled and outstanding) in the 12-month period up to and including the date of such grant:

(i)	representing in aggregate over 0.1% (or such other percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue; and

(ii)	having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange), such grant of Options shall be subject to prior approval by resolution of the Shareholders (voting by way of poll) on which all connected persons of the Company abstain from voting in favour; save that (for the avoidance of doubt), any connected person may, without affecting the validity of the relevant resolution, vote against the relevant resolution at the general meeting provided that its intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

3.   EXERCISE PRICE

     The Exercise Price in relation to each Option shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the Date of Grant; (ii) the average closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the Date of Grant on which days it has been possible to trade Shares on the Stock Exchange; and (iii) the nominal value of a Share on the Date of Grant.

4.   EXERCISE OF OPTIONS

(A)	An Option may, subject to the terms and conditions upon which such Option is granted, be exercised in whole or in part in the manner set out in this paragraph 4. An option may be exercised during the Option Period only by the Grantee (or his or her legal personal representatives) giving notice in writing to the Company (in such form as the Company may require, either generally or on a case by case basis) stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised. (Where the Option is exercised in part, it must be exercised for such number of Shares as represent the board lot for dealings in Shares traded on the Stock Exchange, or an integral multiple thereof, save that any last exercise of an Option over the residual balance of Shares the subject of such Option may be exercised in full irrespective of whether or not such Shares represent a board lot or an integral multiple thereof). Each such notice must be accompanied by a remittance for the full amount of the Exercise Price for the Shares in respect of which the notice is given. Within 21 days after receipt of the notice and the remittance and, where

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

appropriate, receipt of the Auditors’ or independent financial adviser’s certificate pursuant to paragraph 7, the Company shall allot and issue the relevant Shares to the Grantee (or his or her nominee or legal personal representatives) credited as fully paid and issue to the Grantee (or his or her nominee or legal personal representatives) certificates in respect of the Shares so allotted.

(B)	Subject to the terms and conditions upon which such Option is granted, an Option may be exercised by the Grantee at any time during the Option Period, provided that:

	(i)	in the event of:

(a) the Grantee ceasing to be an Eligible Person for any reason other than his or her death or any of the circumstances set out in sub-Paragraph 5(A)(iv); or

(b) the Grantee (being an employee of any member of the Group) ceasing to be an employee of any member of the Group, notwithstanding that he or she might otherwise constitute an Eligible Person in some other capacity, the Option shall lapse one month after the date of such cessation and shall not be exercisable thereafter, unless the Board determines otherwise (and whether such determination is made before or after the date of such cessation), in which event the Option shall be exercisable to the extent and within such period as the Board may determine;

	(ii)	if the Grantee dies before exercising the Option in full and, in the case of an employee of any member of the Group at the date of death, none of the events for termination of employment under sub-paragraph 5(A)(iv) exists with respect to such Grantee (and subject always to the provisions of sub-paragraph 5(B)), the personal representative(s) of the Grantee shall be entitled, within a period of six months from the date of death, to exercise the Option up to the entitlement of such Grantee as at the date of death;

	(iii)	if a general offer (other than one by way of scheme of arrangement) is made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, the Company shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the Option to its full extent or, if the Company shall give the relevant notification, to the extent specified by the Company pursuant to sub-paragraph (C)(ii) at any time within such period as shall be specified by the Company;

	(iv)	if a general offer by way of scheme of arrangement is made to all the holders of Shares and has been approved at the requisite meetings in the manner prescribed by the Companies Ordinance and the Takeovers Code, the Company shall forthwith give

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be specified by the Company) exercise the Option to its full extent or, if the Company shall give the relevant notification, to the extent specified by the Company pursuant to sub-paragraph (C)(ii);

	(v)	in the event a notice is given by the Company to its Shareholders to convene a shareholders’ meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be specified by the Company) exercise the Option to its full extent or, if the Company shall give the relevant notification, to the extent specified by the Company pursuant to sub-paragraph (C)(ii), and the Company shall as soon as possible, and in any event no later than three days prior to the date for which the shareholders’ meeting is convened, allot, issue and register in the name of the Grantee such number of fully paid Shares as fall to be issued on exercise of such Option; and

	(vi)	in the event of any scheme of arrangement between the Company and its members and/or creditors (other than a scheme of arrangement contemplated in sub-paragraph (B)(iv) above), the Company shall, having given notice of the meeting to its members and/or creditors to consider such scheme, forthwith give notice of the same to the Grantee, and the Grantee may at any time thereafter (but before such time as shall be specified by the Company) exercise the Option to its full extent or, if the Company shall give the relevant notification, to the extent specified by the Company pursuant to sub-paragraph (C)(ii).

(C)	For the purpose of this paragraph 4:

	(i)	any references to exercising an Option shall refer to exercising that Option up to the extent not already exercised;

	(ii)	pursuant to sub-paragraphs (B)(iii), (iv), (v) and (vi), the Company may, in its discretion, notwithstanding the terms of the relevant Option, at the same time as giving the notice provided for under each of those paragraphs, also give notification to a Grantee that his or her Option may be exercised at any time within such period as shall be specified by the Company and/or to the extent (not being less than the extent to which it could then be exercised in accordance with its terms) specified by the Company; and

	(iii)	if the Company gives the notification under sub-paragraph (C)(ii) that an Option can be exercised in part only, the balance of the Option shall, on the giving of such notification, lapse.

(D)	The exercise of any Option shall be subject to the Shareholders of the Company in general meeting approving any necessary increase in the authorised share capital of the Company.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

	(E)	The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Memorandum and Articles of Association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date the name of the Grantee (or his or her nominee or legal personal representatives) is registered on the register of members of the Company. Prior to the Grantee (, nominee or legal personal representatives) being so registered, the Grantee (, nominee or legal personal representatives) shall not have any voting rights nor rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) in respect of the Shares to be allotted and issued upon the exercise of the Option.

	(F)	The Board shall have discretion as to the interpretation and application of the Share Option Scheme (including but not limited to discretion to grant waivers or extensions of any period specified in the Share Option Scheme or any letter of offer) to the extent such interpretation or application is not contrary to the explicit provisions hereof or of Chapter 17 of the Listing Rules.

5.	EXPIRY OF OPTION

	(A)	An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

		(i)	the Expiry Date;

		(ii)	the expiry of any of the periods referred to in sub-paragraph 4(B);

		(iii)	subject to sub-paragraph 4(B)(v), the date of commencement of the winding-up of the Company;

		(iv)	in the case of a Grantee (who is an employee of any member of the Group), the date on which:

(a) he or she ceases to be an employee, following his or her resignation from the employment of any member of the Group (unless the Board determines otherwise (and whether such determination is made before or after the date of such cessation), in which event the Option shall lapse after such period, not being more than one month after the date of cessation, as the Board may determine); or

(b) his or her employment with any member of the Group is terminated on the grounds that he or she is summarily dismissed, is guilty of serious misconduct, is declared bankrupt or makes an arrangement or composition with his or her creditors generally, or is convicted of any criminal offence involving his or her integrity or honesty;

		(v)	in the case of a Grantee (which is not an individual), the date on which it appears either to be unable to pay or to have no reasonable prospect of being able to pay its debts or becomes insolvent or makes any arrangement or composition with its creditors generally; or

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

(vi) the date on which the Board exercises the Company’s right to cancel the Option at any time after the Grantee commits a breach of sub-paragraph 2(E).

A resolution of the Board to the effect that the employment of a Grantee has been terminated, on one or more of the grounds specified in sub-Paragraph 5(A)(iv)(b) shall be conclusive evidence thereof.

	(B)	If the Grantee is an employee of any member of the Group then, notwithstanding any other term of the Share Option Scheme or of the grant of the relevant Option (but subject always to any waiver or extension granted by the Board), such Option shall lapse automatically (to the extent not already exercised) should he or she cease to be so employed for any reason whatsoever (including his or her death) during the 12-month period following the Date of Grant.

6.	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

	(A)	The overall limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and other share option schemes must not exceed 30% of the Shares in issue from time to time.

	(B)	In addition, the maximum number of Shares in respect of which Options may be granted under the Share Option Scheme shall not (when aggregated with any Shares subject to any grants made after the Adoption Date pursuant to any other share option scheme(s) of the Company) exceed the limit of 10 percent of the issued share capital of the Company on the Adoption Date (the “Scheme Mandate Limit”). Options lapsed in accordance with paragraph 5 or rejected in accordance with sub-paragraph 2(C) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

	(C)	The Scheme Mandate Limit referred to in sub-paragraph 6(B) may be renewed at any time subject to prior Shareholders’ approval but in any event shall not exceed 10 percent of the issued share capital of the Company as at the date of approval of the renewal of the Scheme Mandate Limit. Options previously granted under the Share Option Scheme (including those outstanding, cancelled, lapsed or exercised) shall not be counted for the purpose of calculating the limit as renewed.

	(D)	The Company may also, having obtained separate Shareholders’ approval, grant Options beyond the Scheme Mandate Limit to Eligible Persons specifically identified by the Company before the Shareholders’ meeting at which the aforesaid approval is sought.

7.	CAPITAL RESTRUCTURING

In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division or reduction of share capital of the Company, or otherwise howsoever (except on an issue

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

of securities of the Company as consideration in a transaction which shall not be regarded as circumstances requiring alteration or adjustment) such corresponding alterations (if any) shall be made in:

(i) the number of Shares subject to any Option so far as such Option remains unexercised;

(ii) the Exercise Price; and/or

(iii) the method of exercise of the Option,

or any combination thereof, as the Auditors or an independent financial adviser engaged by the Company for this purpose shall, at the request of the Company or any Grantee certify in writing either generally or as regards any particular Grantee to be in their opinion fair and reasonable. The Auditors or the independent financial adviser (as the case may be) shall act as experts and not as arbitrators and their certificate shall, in the absence of manifest error, be final and binding on the Company and the Grantee. The costs of the Auditors or the independent financial adviser (as the case may be) shall be borne by the Company.

8. INCREASE IN SHARE CAPITAL

Subject to sub-paragraph 4(D), the Board shall at all times set aside for the purposes of the Share Option Scheme, out of the authorised but unissued share capital of the Company, such number of Shares as the Board may from time to time determine to be sufficient to meet subsisting requirements for the exercise of Options.

9. DISPUTES

Any dispute arising under or in connection with the Share Option Scheme (whether as to the number of Shares the subject of an Option, the amount of the Exercise Price or otherwise) shall be referred to the decision of the Auditors or an independent financial adviser who shall act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and conclusive and binding on all persons who may be affected thereby.

10. ALTERATION OF THE SCHEME

(A) Subject to sub-paragraph (B), the Board may amend any of the provisions of the Share Option Scheme (including without limitation amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of the Share Option Scheme, which are not required by the Listing Rules) at any time, but not so as to affect adversely any rights which have accrued to any Grantee at that date except with:

(i) the consent in writing of all such Grantees; or

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

	(ii)	(in the case of a proposed amendment affecting all Grantees) the sanction of a special resolution passed at a duly convened and held meeting of those Grantees holding Options unexercised at the time at which the resolution is carried by a majority consisting of not less than three fourths of the votes cast upon a show of hands or if a poll is duly demanded, by a majority consisting of not less than three fourths of the votes cast on a poll, in either case, supported by consideration (if any), as may be necessary to give legal effect to the amendment.

(B)	Any provisions of the Share Option Scheme which relate to the matters set out in rule 17.03 of the Listing Rules cannot be altered to the advantage of Grantees or prospective Grantees, and no changes to the authority of the Board in relation to any alteration of the terms of the Share Option Scheme shall be made, without the prior approval of Shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of Options granted shall not be effective unless approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. The Share Option Scheme so altered must comply with the Listing Rules.

(C)	As regards any meeting of Grantees, as referred to in sub-paragraph (A) all the provisions of the Articles for the time being of the Company as to general meetings of the Company shall apply mutatis mutandis as though the Options were a class of shares forming part of the share capital of the Company except that:

	(i)	not less than five days’ notice of such meeting shall be given;

	(ii)	a quorum at any such meeting shall be two Grantees present in person or by proxy and holding options entitling them to the issue of one-tenth in nominal value of all Shares which would fall to be issued upon the exercise of all Options then outstanding;

	(iii)	every Grantee present in person or by proxy at any of such meeting shall be entitled on a show of hands to one vote, and on a poll, to one vote for each Share to which he or she would be entitled upon exercise in full of his or her Options then outstanding;

	(iv)	any Grantee present in person or by proxy may demand a poll; and

	(v)	if any such meeting is adjourned for want of a quorum, such adjournment shall be to such date and time, not being less than seven or more than 14 days thereafter, and to such place as may be appointed by the chairman of the meeting. At any adjourned meeting those Grantees who are then present in person or by proxy shall form a quorum and at least seven days’ notice of any adjourned meeting shall be given in the same manner as for an original meeting and such notice shall state that those Grantees who are then present in person or by proxy shall form a quorum.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE OPTION SCHEME

11.	TERMINATION

The Company by resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options shall be granted hereunder but in all other respects the provisions of the Share Option Scheme shall in all other respects remain in force and Options granted prior to such termination shall continue to be valid and exercisable in accordance with the Share Option Scheme.

12.	COMPANY’S CASH ELECTION
(A)	Notwithstanding any other provision of the Share Option Scheme, the Board shall be entitled at its discretion at any time and from time to time to cancel any Option, either in whole or in part, after notice of exercise thereof has been given by the Grantee, but before the Company has issued and allotted any Shares pursuant to the exercise of that Option, by giving notice in writing to the Grantee stating that such Option is thereby cancelled.

	(B)	If any Option shall be cancelled pursuant to sub-paragraph 12(A), the Grantee shall, subject as hereinafter provided, be entitled to receive from the Company a refund of the aggregate Exercise Price paid on exercise of such Option together with an additional payment in cash to compensate him or her for such cancellation calculated in accordance with the formula below. Such refund and payment shall be made within 14 business days of the Company giving notice of such cancellation and once made the Grantee shall have no other claim against the Company and shall in connection with any Option so cancelled. The amount of any additional payment shall be calculated by reference to the following formula:

(A x B) - C
where

		A	is the number of Shares that would have been issued on exercise of the Option had it not been cancelled (the “Applicable Shares”);

		B	is the average closing price of the Shares as stated in the daily quotations sheets of the Stock Exchange for the five days last preceding the date on which the Company receives notice of exercise of the Option on which days it has been possible to trade Shares on the Stock Exchange; and

		C	is the aggregate Exercise Price for the Applicable Shares,

provided that if the calculation shall result in a negative figure it shall be deemed to be zero.

Any payment made by the Company in accordance with sub-paragraph (B) above will be dealt with in accordance with the applicable laws and generally accepted accounting principles in force at the time of such payment.

APPENDIX 3	SUMMARY OF PROPOSED CHANGES TO THE ARTICLES

     The full text of the proposed changes to the Articles is set out in resolution number 8 contained in the Notice. The following is a summary of the relevant changes (adopting the same lettering as used in the said resolution number 8):

(A)	This provision revises the definition of an “associate” of a Director to conform it with changes made to the Listing Rules.

(B)

This provision recognises that the definition of a “recognised clearing house” is now contained in the Securities and Futures Ordinance (not the Securities (Clearing Houses) Ordinance of Hong Kong, which has been repealed).

(C)	This provision is new and arises out of changes to the Listing Rules. It makes it clear that the votes of any shareholder who is required, by virtue of the Listing Rules, to abstain from voting on any resolution shall not be counted.

(D)	This provision clarifies that where a Director appoints an alternate, the alternate shall not be, nor be deemed to be, the agent of the appointing Director.

(E)	This provision arises out of changes to the Listing Rules.

The proposed new Article 100(g) is substantially the same as existing Article 100(g) but provides that a Director should declare the interests, if any, of his associates (as well as his own interests) in any proposed contract or arrangement with the Company, at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration.

The proposed new Article 100(h) clarifies that a Director may not vote on board resolutions in which he or any of his associates has a material interest. A provision of this nature is already contained in existing Article 100(h) but it is proposed that it be extended to clarify that it covers the interests of a Director’s associates. Voting is, however, permitted in respect of certain exceptional matters as set out in both the existing and the proposed new Article 100(h).

The minor change proposed in respect of Article 100(k) also relates to the fact that it should, logically, refer to the interests of the Director’s associates (as well as his own interests).

(F)	This provision arises out of changes to the Listing Rules. The relevant Article has been amended to define the period within which notice of intention to propose a person for election to the office of Director at a general meeting must be given to the Company. The provision is relevant where a shareholder wishes to propose a person for election to the board. It does not apply where existing board members retire at the general meeting and seek re-election nor does it apply in a situation where the board itself is recommending the person for election. The relevant period for giving such notice will be at least seven days commencing on the day after despatch of the notice of the general meeting and expiring on the day falling seven days before the date of the general meeting.

(G)	This provision arises out of changes to the Companies Ordinance. A company may now remove a director from office by ordinary resolution (rather than special resolution).

(H)	This provision arises out of changes to the Companies Ordinance and conforms the relevant cross-reference contained in the relevant Article.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     Pursuant to Article 92 of the Articles, Mr So Chak Kwong, Jack and Mr Aman Mehta shall retire at the AGM (being Directors appointed since the last annual general meeting of the Company) and, being eligible, offer themselves for re-election at the AGM. Their details are as follows:

     SO Chak Kwong, Jack, aged 59, became deputy chairman and group managing director of PCCW on July 25, 2003.

     After beginning his career with the Hong Kong Government, Mr So joined the private sector in 1978 and held various posts in the securities, banking and property industries.

     Before taking up his post at PCCW, Mr So was chairman and chief executive of MTR Corporation Limited, an appointment he accepted in 1995.

     He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

     Mr So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including the Hong Kong/European Union Business Co-operation Committee and The Hong Kong Management Association.

     Other than in his capacity as a Director and save for his interest in certain Shares proposed to be transferred to him by Pacific Century Diversified Limited (“PCD”), as described below, Mr So has no business relationship with the other Directors or with any substantial shareholders of the Company.

     Mr So had, as at the Latest Practicable Date and for the purposes of the Securities and Futures Ordinance, notified the Company of his interest in 18,483,000 Shares, representing his beneficial interest in (i) 6,483,000 underlying Shares which will be transferred to him by PCD, a company controlled by Mr Li Tzar Kai, Richard, in three equal annual installments commencing from the first anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying Shares the subject of options granted to him pursuant to the Existing Scheme.

     Mr So entered into a service contract with the Company for a period commencing on July 25, 2003 and expiring on July 25, 2006. Pursuant to his service contract, he received emoluments to a total value of HK$7.5 million in 2003.

     Aman MEHTA, aged 57, became an independent non-executive director of PCCW on February 10, 2004.

     Mr Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager—Corporate Planning at group headquarters in Hong Kong in 1985.

     After a three-year posting to Riyadh, he was appointed Group General Manager in 1991 and General Manager—International in the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC’s operations in the Middle East.

     In 1998, Mr Mehta was re-appointed General Manager—International after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

      Subsequent to his retirement in December 2003, Mr Mehta has taken up residence in New Delhi.

     Other than in his capacity as a Director, Mr Mehta has no business relationship with the other Directors or with any substantial shareholders of the Company.

     As at the Latest Practicable Date, the Company had received no notification of Mr Mehta having any interest in Shares as at that date.

      Mr Mehta does not have a service contract with the Company.

     Pursuant to Articles 101A, 101B and 101C of the Articles, Mr Li Tzar Kai, Richard, Mr Alexander Anthony Arena, Dr The Hon Li Kwok Po, David and Sir Roger Lobo shall retire at the AGM (being Directors retiring by rotation) and, being eligible, offer themselves for re-election at the AGM. Their details are as follows:

     LI Tzar Kai, Richard aged 37, is chairman of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited (“PCRD”).

     Mr Li is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington, DC.

     Mr Li is also a member of the Global Information Infrastructure Commission and an advisor of the United Nations Information and Communication Technologies Task Force.

     Other than in his capacity as a Director and as chairman of PCRD and by virtue of his shareholding interests in Pacific Century Group Holdings Limited (“PCG”), PCRD and PCD (each as described further below) and other than in respect of the short positions referred to below, Mr Li has no business relationship with the other Directors or with any substantial shareholders of the Company.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     Mr Li’s interests in Shares, as at the Latest Practicable Date, as notified to the Company for the purposes of the Securities and Futures Ordinance, were as follows:

Corporate interests	Other interests	Number of underlying Shares held under equity derivatives

1,716,654,012 (Note 1)	36,726,857 (Note 2)	3,489,962 (Note 3)

Notes:

1.	These interests represented Li Tzar Kai, Richard’s interests through corporations he controlled as follows:

	(i)	an interest in 20,354,286 Shares held by PCG, which was 100 percent owned by Li Tzar Kai, Richard;

	(ii)	an interest in 1,526,094,302 Shares held by PCRD, a company in which PCG had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.32 percent interest; and

	(iii)	an interest in 170,205,424 Shares held by PCD, a wholly-owned subsidiary of Chiltonlink Limited, which was 100 percent owned by Li Tzar Kai, Richard.

2.	These Shares were held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was taken, under the Securities and Futures Ordinance, to have an interest in the 36,726,857 Shares held by Yue Shun Limited.

3.	These interests represented Li Tzar Kai, Richard’s interests under listed equity derivatives through corporations he controlled as follows:

	(i)	an interest in 679,000 underlying Shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 Shares; and

	(ii)	an interest in respect of 2,810,962 underlying Shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCG and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (a company in which PCRD had a 45.09 percent interest) and were convertible into 2,810,962 Shares.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     In addition, Mr Li has notified the Company that, as at the Latest Practicable Date and for the purposes of the Securities and Futures Ordinance, he was taken to have short positions held pursuant to equity derivatives in respect of an aggregate of 328,434,671 underlying Shares, details of which are as follows:

(a)	a short position in respect of 91,764,706 underlying Shares (such Shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of such Shares;

(b)	a short position in respect of 229,411,765 underlying Shares (such Shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of such Shares;

(c)	a short position in respect of 775,200 underlying Shares which arose under an agreement entered into with Michael John Butcher, such interest constituted, for the purposes of the Securities and Futures Ordinance, a short position under an unlisted physically settled equity derivative pursuant to which such Shares will be transferred to Michael John Butcher in two equal annual installments on April 3, 2004 and April 3, 2005; and

(d)	through PCD a short position in respect of 6,483,000 underlying Shares which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the Securities and Futures Ordinance, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such Shares will be transferred to So Chak Kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with the Company.

      Mr Li does not have a service contract with the Company.

     Alexander Anthony ARENA, aged 52, is an executive director of PCCW, deputy chairman of PCCW’s Executive Committee, group chief financial officer of PCCW, a director of PCRD and a director of Pacific Century Insurance Holdings Limited. He joined the Pacific Century Group in 1998.

     Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

     Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, where he served for four years.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

     Mr Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

     Other than in his capacity as a Director and as a director of PCRD, being a substantial shareholder of the Company, Mr Arena has no business relationship with the other Directors or with any substantial shareholders of the Company.

     Mr Arena had, as at the Latest Practicable Date and for the purposes of the Securities and Futures Ordinance, notified the Company of his interest in 13,560,200 Shares, representing his beneficial interest in (i) 760,000 Shares personally held; (ii) 200 underlying Shares held in the form of 20 ADRs which constituted listed equity derivatives; and (iii) 12,800,000 underlying Shares the subject of options granted to him pursuant to the Existing Scheme.

     Mr Arena has a service contract with the Company which may be terminated, by either side, on 12 months’ notice. Pursuant to his service contract, he received emoluments to a total value of HK$7.4 million in 2003.

     Dr The Hon LI Kwok Po, David, GBS, JP, aged 65, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of Cable & Wireless HKT Limited and served as a director of that company from November 30, 1987 until August 17, 2000.

     He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

     Other than in his capacity as a Director, Dr Li has no business relationship with the other Directors or with any substantial shareholders of the Company.

     Dr Li had, as at the Latest Practicable Date, notified the Company of his beneficial interest in 600,000 Shares personally held for the purposes of the Securities and Futures Ordinance.

      Dr Li does not have a service contract with the Company.

     Sir Roger LOBO, CBE, JP, aged 80, is an independent non-executive director of PCCW and chairman of each of the Audit Committee, the Regulatory Compliance Committee and the Nomination Committee of the Board respectively.

APPENDIX 4	PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

     He is also a director of several organizations including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., P. J. Lobo & Co. Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

     His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

     He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

     Sir Roger has been the recipient of several awards and honors from the British Crown and the Vatican.

     Other than in his capacity as a Director, Sir Roger has no business relationship with the other Directors or with any substantial shareholders of the Company.

     As at the Latest Practicable Date, the Company had received no notification of Sir Roger having any interest in Shares as at that date.

      Sir Roger does not have a service contract with the Company.

NOTICE OF ANNUAL GENERAL MEETING

PCCW Limited

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

     Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, May 19, 2004 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

       Ordinary Business

1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2003.

2.	To re-elect Directors and authorise the Directors to fix the remuneration of the Directors.

3.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

4.	“THAT:
	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

	(i)	a Rights Issue;

	(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

	(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

	(i)	the conclusion of the next annual general meeting of the Company;

	(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

	(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

	(iv)	whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

5.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

6.	“THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

NOTICE OF ANNUAL GENERAL MEETING

7.	“THAT:

	(a)	the share option scheme of the Company (the “Share Option Scheme”), the rules of which are contained in the document marked “A” produced to this Meeting and for the purpose of identification signed by the Chairman, be approved and adopted; and subject to and conditional upon the Listing Committee of the Stock Exchange granting approval of the Share Option Scheme and the granting of options thereunder, and the granting of listing of, and permission to deal in, the shares of the Company (“Shares”) falling to be issued pursuant to the exercise of any options granted, thereunder, the directors of the Company be authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Share Option Scheme including but without limitation:

		(i)	to administer the Share Option Scheme;

		(ii)	to modify and/or amend the Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Share Option Scheme relating to modification and/or amendment;

		(iii)	to allot and issue from time to time such number of Shares as may fall to be issued pursuant to the exercise of the options under the Share Option Scheme, provided always that the total number of Shares subject to the Share Option Scheme, when aggregated with any Shares subject to any grants after the date of passing this Resolution pursuant to any other share option schemes, shall not exceed 10 percent of the relevant class of the issued share capital of the Company as at the date of passing this Resolution but the Company may seek approval of its shareholders in general meeting for refreshing the 10 percent limit under the Share Option Scheme and the maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company in issue shall not exceed 30 percent of the relevant class of the issued share capital of the Company from time to time;

		(iv)	to make application at the appropriate time or times to the Stock Exchange, and other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of and permission to deal in any Shares which may hereafter from time to time fall to be issued pursuant to the exercise of the options under the Share Option Scheme; and

		(v)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Share Option Scheme;

NOTICE OF ANNUAL GENERAL MEETING

	(b)	subject to and conditional upon the Listing Committee of the Stock Exchange granting the relevant approval and permission referred to above, the existing share option scheme of the Company which was adopted by the Company on September 20, 1994 be terminated with effect from the date on which the Listing Committee of the Stock Exchange grants such approval and permission.”

To consider and, if thought fit, pass the following as a Special Resolution:

8.	“THAT the articles of association of the Company be and are hereby amended in the following manner:

	(A)	By deleting the existing definition of “associate” set out in Article 2 and replacing it with the following:

““associate” has the meaning ascribed to it in the Listing Rules;”

	(B)	By replacing the reference in Article 78(b) to “the Securities (Clearing Houses) Ordinance of Hong Kong” with “the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)”.

	(C)	By adding the following new Article 82A after the existing Article 82:

		“82A.	Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

	(D)	By adding the following as a new sub-paragraph (e) to Article 93:

		“(e)	An alternate Director shall not be, nor be deemed to be, the agent of the Director appointing him and the latter shall not be vicariously liable for any tort committed by the former.”

	(E)	(1)	By deleting existing Articles 100(g) and 100(h) in their entirety and substituting therefor the following new Articles 100(g) and 100(h):

			“(g)	A Director who, to his knowledge, is interested or has an associate who is interested, in any way, whether directly or indirectly, in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest or the interest of his associate at the meeting of the Board at which the question of entering into the contract or

NOTICE OF ANNUAL GENERAL MEETING

arrangement is first taken into consideration if he knows his interest or the interest of his associate then exists; or in any other case at the first meeting of the Board after he knows that he or his associate is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

	(i)	he or any of his associates is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

	(ii)	he or any of his associates is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him or them, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(h)	Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract, arrangement or proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:-

	(i)	any contract or arrangement for the giving to such Director or any of his associates of any security or indemnity in respect of money lent by him or them or obligations incurred or undertaken by him or them for the benefit of the Company and any of its subsidiaries;

	(ii)	any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

	(iii)	any contract or arrangement by a Director or any of his associates to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof, and which

NOTICE OF ANNUAL GENERAL MEETING

does not provide in respect of any Directors or any of his associates as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any sections thereof;

(iv)	any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v)	any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company;

(vi)	any contract, arrangement or proposal concerning any company in which the Director or any of his associates is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or any of his associates is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5 per cent. or more of the equity share capital of such company (whether his interest is derived through any third company) or of the voting rights available to members of such company;

(vii)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to directors (and their associates) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or any of his associates who may be employees of the Company as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(viii)	any proposal or arrangement concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or of any of its subsidiaries, under which the Director or any of his associates who may be employees of the Company or any of its subsidiaries may benefit.”; and

NOTICE OF ANNUAL GENERAL MEETING

	(2)	by inserting, in brackets, the words “including, for these purposes, the interest of any of his associates” after the word “interest” in the second line of Article 100(k).

(F)	By deleting the existing Article 102 in its entirety and substituting therefor with the following new Article 102:

	“102.	No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in each case, during the period (being a period of at least seven days) commencing on the day after despatch of the notice of general meting at which elections to the office of Director are to be considered and ending on the day that falls seven days before the date of the general meeting (both days inclusive).”

(G)	By replacing the word “special” with the word “ordinary” in the first sentence of Article 104 and adding the following as a final sentence to the said Article 104:

“Special notice, in accordance with the Companies Ordinance, shall be required in relation to any meeting at which such an ordinary resolution is to be considered.”

(H)	By replacing the reference in Article 176(a) to “paragraph (c) of the proviso to Section 165 of the Ordinance” with “sub-section (2) of Section 165 of the Ordinance”.”

By Order of the Board Hubert Chak Company Secretary

Hong Kong, April 13, 2004

Notes:

1.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

NOTICE OF ANNUAL GENERAL MEETING

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s articles of association, the following categories of members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:

	(a)	at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

	(b)	any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

	(c)	any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

Shareholders who:
A)      received this circular by electronic means may request a printed copy; or
B)      received this circular in either English or Chinese may request a printed copy of the other language version,

by writing to the Company’s Share Registrars at:

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

fax: +852 2529 6087/+852 2865 0990
email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars.

Chinese Translation

     A Chinese translation of this circular is available on the Company’s website at www.pccw.com or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.

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Item 2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, May 19, 2004 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2003.

2.	To re-elect Directors and authorise the Directors to fix the remuneration of the Directors.

3.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

4.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

	(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

		(i)	a Rights Issue;

		(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

		(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

		(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

		(i)	the conclusion of the next annual general meeting of the Company;

		(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

		(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

		(iv)	whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).”

5.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

		(i)	the conclusion of the next annual general meeting of the Company;

		(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

		(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

6.	“THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

7.	“THAT:

	(a)	the share option scheme of the Company (the “Share Option Scheme”), the rules of which are contained in the document marked “A” produced to this Meeting and for the purpose of identification signed by the Chairman, be approved and adopted; and subject to and conditional upon the Listing Committee of the Stock Exchange granting approval of the Share Option Scheme and the granting of options thereunder, and the granting of listing of, and permission to deal in, the shares of the Company (“Shares”) falling to be issued pursuant to the exercise of any options granted, thereunder, the directors of the Company be authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Share Option Scheme including but without limitation:

		(i)	to administer the Share Option Scheme;

		(ii)	to modify and/or amend the Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Share Option Scheme relating to modification and/or amendment;

		(iii)	to allot and issue from time to time such number of Shares as may fall to be issued pursuant to the exercise of the options under the Share Option Scheme, provided always that the total number of Shares subject to the Share Option Scheme, when aggregated with any Shares subject to any grants after the date of passing this Resolution pursuant to any other share option schemes, shall not exceed 10 percent of the relevant class of the issued share capital of the Company as at the date of passing this Resolution but the Company may seek approval of its shareholders in general meeting for refreshing the 10 percent limit under the Share Option Scheme and the maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company in issue shall not exceed 30 percent of the relevant class of the issued share capital of the Company from time to time;

		(iv)	to make application at the appropriate time or times to the Stock Exchange, and other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of and permission to deal in any Shares which may hereafter from time to time fall to be issued pursuant to the exercise of the options under the Share Option Scheme; and

		(v)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Share Option Scheme;

	(b)		subject to and conditional upon the Listing Committee of the Stock Exchange granting the relevant approval and permission referred to above, the existing share option scheme of the Company which was adopted by the Company on September 20, 1994 be terminated with effect from the date on which the Listing Committee of the Stock Exchange grants such approval and permission.”

To consider and, if thought fit, pass the following as a Special Resolution:

8.	“THAT the articles of association of the Company be and are hereby amended in the following manner:

	(A)	By deleting the existing definition of “associate” set out in Article 2 and replacing it with the following:

““associate” has the meaning ascribed to it in the Listing Rules;”

	(B)	By replacing the reference in Article 78(b) to “the Securities (Clearing Houses) Ordinance of Hong Kong” with “the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)”.

	(C)	By adding the following new Article 82A after the existing Article 82:

		“82A.	Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

	(D)	By adding the following as a new sub-paragraph (e) to Article 93:

		“(e)	An alternate Director shall not be, nor be deemed to be, the agent of the Director appointing him and the latter shall not be vicariously liable for any tort committed by the former.”

	(E)	(1)	By deleting existing Articles 100(g) and 100(h) in their entirety and substituting therefor the following new Articles 100(g) and 100(h):

	“(g)	A Director who, to his knowledge, is interested or has an associate who is interested, in any way, whether directly or indirectly, in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest or the interest of his associate at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration if he knows his interest or the interest of his associate then exists; or in any other case at the first meeting of the Board after he knows that he or his associate is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

		(i)	he or any of his associates is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

		(ii)	he or any of his associates is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him or them, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

	(h)	Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract, arrangement or proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:-

		(i)	any contract or arrangement for the giving to such Director or any of his associates of any security or indemnity in respect of money lent by him or them or obligations incurred or undertaken by him or them for the benefit of the Company and any of its subsidiaries;

		(ii)	any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

		(iii)	any contract or arrangement by a Director or any of his associates to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof, and which does not provide in respect of any Directors or any of his associates as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any sections thereof;

		(iv)	any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

		(v)	any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company;

		(vi)	any contract, arrangement or proposal concerning any company in which the Director or any of his associates is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or any of his associates is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5 per cent. or more of the equity share capital of such company (whether his interest is derived through any third company) or of the voting rights available to members of such company;

		(vii)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to directors (and their associates) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or any of his associates who may be employees of the Company as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

		(viii)	any proposal or arrangement concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or of any of its subsidiaries, under which the Director or any of his associates who may be employees of the Company or any of its subsidiaries may benefit.”; and

	(2)	by inserting, in brackets, the words “including, for these purposes, the interest of any of his associates” after the word “interest” in the second line of Article 100(k).

(F)	By deleting the existing Article 102 in its entirety and substituting therefor with the following new Article 102:

	"102.	No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in each case, during the period (being a period of at least seven days) commencing on the day after despatch of the notice of general meeting at which elections to the office of Director are to be considered and ending on the day that falls seven days before the date of the general meeting (both days inclusive).”

(G)	By replacing the word “special” with the word “ordinary” in the first sentence of Article 104 and adding the following as a final sentence to the said Article 104:

“Special notice, in accordance with the Companies Ordinance, shall be required in relation to any meeting at which such an ordinary resolution is to be considered.”

(H)	By replacing the reference in Article 176(a) to “paragraph (c) of the proviso to Section 165 of the Ordinance” with “sub-section (2) of Section 165 of the Ordinance”.”

By Order of the Board Hubert Chak Company Secretary
Hong Kong, April 13, 2004

Notes:

1.

Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s articles of association, the following categories of members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta